Mail Stop 3-8


											May 5, 2005

By Facsimile and U.S. Mail

Mr. John H. Treglia
President, Chief Executive Officer, Secretary and Director
Comprehensive Healthcare Solutions, Inc.
45 Ludlow Street, Suite 602
Yonkers, New York 10705

		RE:	Comprehensive Healthcare Solutions, Inc.
			Form 10-K/A for the fiscal year ended October 2,
2004
			Filed March 30, 2005
			File No. 033-08955
			Form 10-QSB/A for the period ended May 31, 2004
			Filed April 1, 2005
			Form 10-QSB/A for the period ended August 31, 2004
			Filed April 4, 2005
			Form 10-QSB/A for the period ended November 30,
2004
			Filed April 4, 2005

Dear Mr. Treglia:

		We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Amendment No. 3 for the fiscal year ended February 28,
2004

General

1. Please take into consideration all of the following comments on your Form 10-K, as applicable, when you revise your Form
10QSB/A`s.

2. You filed your amendment on a Form 10-K however it appears in certain cases you have followed the disclosure requirements of Regulation S-B. For example, you only present the fiscal 2004 year end balance sheet in your audited financial statements. A reporting company may enter the S-B system only at the beginning of a fiscal year, and must determine at the time of its first filing in a fiscal year (first quarterly report, Form 8-K, or registration statement) whether it will enter the S-B reporting system. A reporting issuer cannot enter the S-B system during a fiscal year if it has already filed Exchange Act reports for periods included in that fiscal year under Regulation S-X. Please amend your filing to comply with the disclosure requirements of Form 10-K. After review of the amended Form 10-K we may have further comments.

Item 1. Business

Comprehensive Network Solutions, Inc., page 16

3. Your references to "Nantucket" here, and in other sections of your filing, are confusing. Please revise your filing to replace references to Nantucket with more appropriate references to the current name of the company.

Item 5. Market for the Registrant`s Common Stock and Related
Security
Holder Matters, page 20

4. Please revise to disclose the approximate number of holders of record of common stock. Refer to Item 201(b) of Regulation S-K.

Item 6. Selected Financial Data, page 21

5. Certain fiscal 2004 amounts in your summary statements of operation and summary balance sheet data do not agree with the financial statements. Please revise.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 24

6. Please revise to include discussion of net sales and gross margin attributed to each product or service category, for example net sales and gross margin attributed to audiological testing and hearing aids, if considered material. Your disclosures should indicate whether you expect trends, if applicable, to continue and why or why not. Refer to SEC Release No. 33-8350 and Item 303 of Regulation S-K.

7. You state that selling, general and administrative expenses
("SG&A") were $337,881 for fiscal 2004. Per the financial statements
SG&A totaled $360,381. Please revise and consider whether additional discussion is necessary to explain the change in SG&A.

Liquidity and Capital Resources, page 24

8. Please revise to discuss material changes between periods in your cash flows from operating, investing, and financing activities.
Refer to SEC Release No. 33-8350 and Item 303 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

General

9. You have made changes to the financial statements that were previously issued. Please revise to provide all disclosures required by APB 20. In particular, you should ensure that you disclose the previously filed amounts, changes made and restated amounts for each financial statement line item affected. Each adjustment should be explained.

Report of Independent Public Accounting Firm

10. Please revise your filing to include an audit opinion related to the balance sheet as of February 28, 2003 and the related statements of operations, changes in shareholders deficiency, and cash flows for the years ended February 28, 2003 and 2002. If you plan to refer to the predecessor auditor please ensure you follow the guidance in AU508.

11. We note your independent accountants, Jewett, Schwartz & Associates, are located in Florida while you are headquartered in New
York. Please have your accountants supplementally confirm to us that they are registered to practice in New York, or confirm that no such registration is necessary. If your accountants are registered in New
York, please have them provide us with their license number.

Consolidated Statements of Operations, page F-4

12. It is our understanding that net sales substantially refers to fees earned from audiological testing as well as the sales of hearing aids. Net revenues from the sale of tangible products and services along with the related cost of sales should be stated separately in the statements of operations. Refer to Rule 5-03 of Regulation S-X.
Please revise.

13. Depreciation and amortization should be included as an operating expense rather than other expenses. Refer to Rule 5-03 of Regulation
S-X and SAB Topic 11.B.  Please revise.


Consolidated Statements of Stockholders` Equity, page F-5

14. Per Note 9 in June 2002 you terminated a consulting agreement and rescinded 1,200,000 shares of common stock. Please supplementally explain how the 1,200,000 shares of common stock were accounted for at the date of execution of the consulting agreement and then upon rescission. Tell us where in your financial statements the transactions were reflected. Please cite authoritative guidance supporting your accounting.

15. Please supplementally explain the common stock subscribed and subscription receivable activity. Please revise your balance sheet to present the subscription receivable as a separate line item in stockholders` equity if the amount is receivable from officers or directors. Please revise to disclose the nature of the transaction in the notes to the financial statements. Refer to EITF 85-1 and SAB
Topic 4E.

16. In fiscal 2003 and fiscal 2004 you issued shares in private placement sales at $0.21 and $0.25 per share, respectively. Your valuation of shares issued in fiscal 2004 for the consultant agreement was $0.26 per share. Your valuation of shares issued for executive compensation in fiscal 2003 and 2004 was valued significantly lower at $0.06 and $0.07, per share, respectively. Please supplementally explain how you determined the value of shares issued to executives and why such values differed significantly from the values ascribed to your shares in transactions with unrelated third parties.

17. Please supplementally explain the fiscal 2004 convertible debt transaction. Please supplementally explain the consolidated balance sheet and consolidated statements of cash flow presentation of the transaction. Please revise the notes to the consolidated financial statements to disclose the transaction.

Consolidated Statements of Cash Flows, page F-5

18. Please supplementally explain the line item "(Increase) decrease in other assets." Please revise if necessary.

19. Cash inflows from financing activities include proceeds received, for example, from issuing equity instruments, bonds, mortgages, notes, and from other short- or long-term borrowing. Based on review of your notes to the consolidated financial statements it does not appear that you received proceeds that should be classified as financing activities totaling $762,400 in fiscal 2004. Please supplementally explain and revise if necessary. Note that the value of equity instruments issued as non-cash compensation to employees and non-employees which are expensed should be included as non-cash adjustments in the operating activities section of the statements of cash flows. Refer to SFAS 95.

20. Please provide a supporting schedule to your revised consolidated statements of cash flows. The schedule should include a reconciliation to applicable consolidated balance sheets.

Notes to Consolidated Financial Statements

Note 1. Reorganization

General

21. In a reverse acquisition shareholders` equity should be determined and presented on the consolidated balance sheet as if the consolidated financial statements are a continuation of the accounting acquiror / legal acquiree (Accutone, Inc.). The retained deficit and other surplus accounts in the consolidated financial statements immediately after the reverse acquisition would be the same as the accounts of the accounting acquiror / legal acquiree at that date. The retained deficit and other surplus accounts of the legal acquiror (Nantucket Industries, Inc.) at the date of the legal combination would be eliminated in consolidation. We assume your accumulated deficit of $13,153,009 as of February 28, 2002 principally relates to operations of Nantucket Industries Inc. prior to the January 25, 2002 reverse acquisition. If so, please revise your filing to eliminate the retained deficit and additional paid in capital of Nantucket included in your February 28, 2002 equity accounts.

Basis of Presentation and Going Concern, page F-7

22. You refer to SFAS 7. SFAS 7 refers to the accounting and disclosure requirements of developmental stage enterprises. Do you consider yourself a developmental stage enterprise in accordance with
SFAS 7? If so, it does not appear you have followed the accounting and disclosure requirements of SFAS 7. Please supplementally explain and revise.

23. You disclose that you have not commenced planned principal operations and you have not generated revenues from prospective customers. Based on review of this filing, neither of these statements appear accurate. Please revise or advise.

Note 2. Summary of Significant Accounting Policies

Intangible Assets, page F-12

24. Please supplementally provide your fiscal 2004 impairment test performed on your intangible assets. Please supplementally provide support for your assumptions. In light of your unfavorable operating history, negative cash flows and weak liquidity position, it is unclear how you support recoverability of the assets.

Segment Information, page F-13

25. You disclose that adoption of SFAS 131 is not expected to have a material impact on your financial statements. You also disclosed that the adoption of SFAS 130 is not expected to have a material effect on your financial statements. It appears that these items were disclosed in order to meet the disclosure requirements for recently issued accounting standards. It appears that the current disclosures referring to SFAS 130 and 131 are no longer needed. Please consider removing these disclosures and update your filing in accordance with the disclosure requirements for recently issued accounting standards if any are deemed necessary. Refer to SAB Topic
11M.

Impairment of Long-Lived Assets, page F-13

26. SFAS 121 was superseded by SFAS 144. SFAS 144 was effective for financial statements issued for fiscal years beginning after December
15, 2001 and interim periods within those fiscal years. Please revise your disclosure and also revise the impairment testing performed, if needed. You also state that no impairment loss was required in fiscal 2003. Please revise to update for fiscal 2004. Please supplementally provide the impairment analysis in accordance with SFAS 144. Please supplementally provide support for your assumptions.

Note 4. Acquisition of Audiology, page F-14

27. You disclose that the contract executed with Park Avenue
Medical
Practice Associates, P.C. and Park Avenue Health Care Management, Inc. calls for Brad I. Markowitz to join your Board of Directors. Mr. Markowitz is not listed as a Director in Item 10 of the filing.
Please revise or advise.

Note 5. Property and Equipment, page F-15

28. Please revise to disclose the estimated useful lives for each category of property and equipment disclosed. Please also revise to disclose the depreciation expense for the periods presented.
Refer
to APB 12.

Item 9A. Controls and Procedures, page 26

29. We note that your certifying officers disclose their conclusions as to the adequacy of your disclosure controls and procedures. However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness (not adequacy) of your disclosure controls and procedures. Please revise accordingly.

30. We note that your certifying officers disclose their conclusions as to the adequacy of your disclosure controls and procedures
"within
90 days before the filing date of this report." However, Item 307 of
Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report."
Please revise accordingly.

31. Your disclosure also provides that your principal executive and financial officers evaluated the effectiveness of your disclosure controls and procedures "(as defined in rule 13a -14(c) and 15d - 14(c) under the Securities Exchange Act of 1934, as amended)." However, Exchange Act Rules 13a-15(e) and 15d-15(e) define disclosure controls and procedures. Revise your citation to reference the correct rules.

32. Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item
308(c) of Regulation S-K.

Item 14. Principal Accounting Fees and Services

33. Please revise your disclosure to include the aggregate audit and tax fees billed each of the last two fiscal years. In this regard we noticed that it does not appear that the audit fees section includes billings from Jewett, Schwartz & Associates.

Item 15. Exhibits and Reports on Form 8K

34. Each filing must have an index of exhibits. If the exhibits are incorporated by reference, this fact should be noted in the exhibit index. In this regard we would expect to see certain items listed as exhibits and included as an exhibit or incorporated by reference including but not limited to articles of incorporation and bylaws. In addition, material agreements such as the joint venture agreement with Alliance Healthcare, Inc. and the joint marketing agreement with
Thesco Benefits, LLC should also be filed. We noted that you include exhibits 31 and 32 in the filing however they are not listed in the index of exhibits. Refer to Item 601 of Regulation S-K. Please revise.

Exhibit 31

35. Please revise to remove reference to yourself as a small business issuer. This comment applies to subsequent Form 10-Q`s as well.

Form 10-QSB Amendment No. 2 for the period ended May 31, 2004

General

36. You cannot amend a Form 10-Q with a Form 10-QSB. Please amend all of your Form 10-QSB/A`s filed on April 1, 2005 and April 4, 2005 with Form 10-Q/A`s following the disclosure requirements of Form
10-
Q. After review of the amended Form 10-Q`s we may have further comments.

Condensed Consolidated Balance Sheet, page F-2

37. Based on review of the February 29, 2004 consolidated balance sheet and this condensed consolidated balance sheet it appears that you capitalized approximately $275,000 of intangible assets, including goodwill, as a result of the purchase of Comprehensive
Network Solutions.   On page 4 of your 2004 third quarter Form 10-
QSB
Amendment 2 you disclose that your net sales substantially refer to fees earned by audiological testing and sales of hearing aids. Given this statement it does not appear that your net sales have increased materially as a result of the acquisition. Please supplementally explain what impairment analyses of the intangible assets have been completed since the acquisition.

Condensed Consolidated Statements of Cash Flows, page F-4

38. Please supplementally explain what is included in the line items
"purchases of property and equipment" and "increase in other assets" in your net cash used by investing activities. On March 1, 2004 you acquired Comprehensive Network Solutions. Consideration included 250,000 restricted shares and $60,000. Cash used in investing activities should include only cash paid. Stock issued to complete an acquisition should be clearly disclosed as non cash investing activities. Refer to SFAS 95.

Notes to Condensed Consolidated Financial Statements

General

39. On March 1, 2004 you acquired Comprehensive Network Solutions. Please revise to disclose information as required by paragraphs
51-57
of SFAS 141.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 5

40. You state that you issued 250,000 shares of restricted common stock for the March 1, 2004 acquisition of Comprehensive Network Solutions, Inc. totaling $405,050. This equals $1.62 per share. You state that you received proceeds from the sale of restricted common
stock in the amount of $163,300.  It appears that these proceeds were
received for the issuance of approximately 482,000 shares which results in a price per share of approximately $0.35. You also state that you satisfied a $25,000 liability through the issuance of
25,000
shares. This equals $1.00 per share. Please supplementally explain the variations in share prices for these transactions and clarify if the transactions were with related parties. If applicable, please describe any intervening events which occurred between the sale dates, liability settlement date, and the date of the acquisition. Please supplementally explain how you valued Comprehensive Network Solutions, Inc.`s net assets with reference to authoritative guidance. Please supplementally explain your consideration of the then current OTC share trading prices at the date of each of the referenced transactions.

41. Amounts included in the working capital discussion on page 5 do not appear to be consistent with the financial statements. For example, working capital as of May 31, 2004 is $187,475 per your balance sheet; however, your disclosure indicates that working capital is $504,052. Please revise or advise.

Form 10-QSB Amendment No. 2 for the period ended August 31, 2004

Condensed Consolidated Statements of Operations, page F-3

42. Please supplementally explain why the weighted average shares are so large for the six months ended August 31, 2004 and 2003. It appears that weighted average shares exceed authorized shares, which is not possible. Please revise.

Form 10-QSB Amendment No. 2 for the period ended November 30, 2004

Condensed Consolidated Statements of Operations, page F-3

43. Please supplementally explain why the weighted average shares are so large for the nine months ended November 30, 2004 and 2003. It appears that weighted average shares exceed authorized shares, which is not possible. Please revise.

Condensed Consolidated Statements of Cash Flows, page F-4

44. Your nine months ended November 30, 2003 statement of cash flows includes $150,000 of proceeds from debenture. A similar line item is not included in the twelve months ended February 29, 2004 statement of cash flows. Please supplementally explain.

Form 8-K Amendment No. 1 filed June 21, 2004

45. Please amend your filing to include a signed and dated audit report. The report, as filed, is not signed.

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 824-5549.
In
his absence, questions may be directed to me at (202) 942-2905.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


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Mr. John H. Treglia
President, Chief Executive Officer, Secretary and Director
Comprehensive Healthcare Solutions, Inc.
May 5, 2005
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